Exhibit 99.1

CooTek (Cayman) Inc. to Hold Annual General Meeting on December 17, 2020

SHANGHAI, China, November 18, 2020 — CooTek (Cayman) Inc. (“CooTek” or the “Company”) (NYSE: CTK), a fast-growing global mobile internet company, today announced that it will hold its annual general meeting of shareholders at 9F, Building T2, No.16, Lane 399, Xinlong Road, Shanghai, 201101, China on December 17, 2020 at 8:00 pm (HKT, local time). Due to the impacts of COVID-19 pandemic and the public health and travel restrictions, attendees unable to attend in person can join the meeting via virtual conference. To attend, please visit https://icaasia.zoom.us/webinar/register/WN_0LhLxq2ETGW59er0nulT3A, and the live webcast link will be emailed to members upon successful registration.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 19, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at https://ir.cootek.com, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing Mr. Robert Cui, CooTek (Cayman) Inc., at ir@cootek.com or by writing to:

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai 201101

People’s Republic of China

Attention: Robert Cui

About CooTek (Cayman) Inc.

CooTek is a fast-growing mobile internet company with a global vision, offering mobile applications. Our mission is to empower everyone to enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. CooTek has developed and brought to market content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and casual games.

Investor Relations Contacts

CooTek (Cayman) Inc.

Mr. Robert Cui
ir@cootek.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rvanguestaine@ChristensenIR.com
In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com